Mail-Stop 4561
		 							May 24, 2007




Via facsimile and U.S. Mail
Mr. Donald L. Denney
President and Chief Executive Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

Re:    Monarch Community Bancorp, Inc.
                     Preliminary Proxy Statement and Schedule 13E-
3
	         File Nos. 0-49814 (Proxy), 5-78792 (Schedule 13E-3)
                     Filed April 23, 2007


Dear Mr. Denney:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Rule 13e-3 requires that each affiliate engaged in a going private
transaction file a Schedule 13E-3 and furnish the required disclosures. We believe that members of your senior management are affiliates engaged in the going private transaction and should be added as filing persons to the Schedule 13E-3. Please refer to
Section III of Release No. 34-17719 and Section II.D.3 of our
Current
Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, please provide us your detailed legal analysis addressing why you believe these persons are not filing persons.
2. Please note that each new filing person must individually comply
with the filing, dissemination and disclosure requirements of
Schedule 13E-3.  Therefore, you will need to revise the disclosure to
include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 to Schedule 13E-3 and Q&A No.
5
of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13,
1981).
In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.


Preliminary Proxy Statement
General
3. Please fill in the blanks in your proxy statement.
4. Where appropriate, please indicate that this is a 13e-3 transaction with a Schedule 13E-3 filed with the Commission. Note also for your related documents.
5. Please confirm to us, in a supplemental response, that the proxy statement will be sent or given at least 20 calendar days prior to the meeting date.

Shareholder Letter
6. Please revise to disclose the 270 shareholder limit. Also address this issue throughout the proxy statement where you discuss the material terms of the transaction. Similarly, disclose that employees are not going to be cashed out in connection with the merger.

Important Notices, page 5
7. Please place the Summary Term Sheet first, before this section.


8. The staff notes later disclosures that documents are incorporated by reference and contained in a Schedule 13E-3 filing (see the preamble to the Summary and the Q&A regarding the valuation report).
Please reference those documents at this heading.

Summary, page 7
9. Revise to change the caption to "Summary Term Sheet."
10. At the eight bullet you use the figure 7.2%. Please reconcile this figure with later, different information in the filing. For example, at the fourteenth bullet at this heading you use 9% and on page 15 you use 7.2%.
11. Please break the tenth bullet into two, one for shareholders who want to remain shareholders and one for those who do not. Note also for the disclosure currently at the top of page 12. Where appropriate in the body of the text, please identify any brokers known to the company that hold 1,000 shares or more, as of a recent date.
12. At the tenth bullet you say that shareholders may want to have their shares held in street name so they are not cashed out. You then suggest they become a record holder on Monarch`s shareholder list for notification reasons, "rather than" have their shares held in street name. Please clarify this situation. Avoid trade jargon and, where appropriate, specifically disclose the consequences of joint ownership. Note also for the text currently at the top of page12.
13. Please add a bullet to discuss that although this transaction will result in deregistration, there is no process to prevent the number of holders from rising to above 300 in the future, which would require re-registration. Note also for the body of the proxy.
14. Revise to add a "Dividend Rights" bullet and disclose the date the last dividend was declared, the amount and the total amount of dividends paid during the last 2 full fiscal years.

Special Factors
Background of the Merger Proposal, page 12
15. Please relocate the second and third paragraphs on page 12 to a more appropriate location given that this section is entitled
"Background of the Merger Proposal" and the referenced disclosure relates to procedural matters.


16. Refer to the section captioned "Alternatives Considered." Please explain why the board found it unlikely that many holders of small numbers of shares would tender securities into a potential issuer tender offer, as disclosed in the first bullet point. Similarly, explain why the board considered a forward stock split following a reverse stock split to be problematic.
17. Revise this "Background" section generally to describe the events that took place before the board determined to proceed with this transaction. We note, for example, that your disclosure describes a board meeting in August 2005 and then a senior management meeting in
September 2006. What happened in the interim? We also note that your event chronology skips from November 16, 2006 to February 15, 2007.
18. In connection with senior management`s September 2006 meeting, please describe how, if at all, management reduced compensation expense, as disclosed in the last paragraph of page 13.
19. Please disclose when Donnelly Penman was retained and the services requested of the financial advisor.
20. Please clarify the second sentence of the second full paragraph of page 15.
21. With regard to the procedural safeguards discussion in the second full paragraph on page 15, we note the consideration and rejection in the formation of an independent committee. In this regard, revise to disclose the functions that the independent committee might have served versus those that were served by the Board.
22. Regarding your compliance with future Section 404 requirements, discussed at the top of page 13, please disclose whether the company is currently aware of any problems that it would have with these requirements.
23. We remind you that each and every report, opinion, consultation, whether written or oral, received by the company or any affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to
Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A. This includes, for example, any written documentation furnished to the board in connection with an oral presentation, such as, board books, analyses, talking papers, drafts, summaries, outlines, and the like.
Also, confirm to us that you have described in detail all oral presentations made to the board by Donnelly Penman concerning the methodologies it used.



Structure of the Merger, page 16
24. We note the description of section 1.6 of the merger agreement in the last paragraph of this section. Please provide a supplemental analysis of this provision. For example, tell us why you would not have the necessary information to avoid the need for this provision as of the record date. Would all transfers of shares, whether as a result of a market transaction or of a conversion of the form in which the shares are held, not be known as of the record date? If so, why would you be unable to determine then the number of record holders that would remain following the merger? In addition, please give us your detailed legal analysis of the ability of security holders to make an informed voting decision prior to knowing how the transaction may affect them. We note that if the board uses the mechanism described, then there will be security holders who will not know until after they have voted whether they will continue holding shares, what the tax consequences of the transaction will be to them, etc. Finally, if this agreement provision is used after the definitive proxy statement is delivered to security holders, please tell us how you intend to comply with Rule 14a-9 and whether you intend to deliver revised or supplemental proxy materials.

Financial Fairness, page 18
25. Noting the disclosure on page 25 that all directors hold over 1,000 shares, and therefore, will not be cashed out, the Board may have considered themselves to have a conflict of interest in participating in the amount of consideration to be offered to those unaffiliated shareholders to be cashed out. Please state the Board`s consideration of same.
26. Similarly, the Board may have considered their voting to be a conflict of interest when deciding whether to only consider the votes of unaffiliated holders. Please state the Board`s consideration of same.
27. We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that the merger is fair to and in the best interests of the company and all security holders and that the board believed "the process by which the merger is to be approved is fair." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. We note additionally that procedural fairness is a broader concept than how the merger agreement is to be approved.

28. Please disclose the financial projections provided to Donnelly Penman, whether they were a separate document or provided as part of the Strategic Plan.
29. We note that in the "Trading Indication Analysis" you refer to the "previously described" Fair Value Premium. It appears, however, that the concept of Fair Value Premium is not previously described.
Please revise.
30. Please explain in the Net Book Value analysis the difference between net book value and tangible book value.
31. Please revise to disclose the data underlying the results described in connection with the analyses performed by Donnelly Penman and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by Donnelly Penman. For example, disclose (i) the company`s projected results that were used in conducting the Discounted Cash Flow Analysis, and (ii) the names and data for each comparable company that is the basis for the results disclosed on page 21 with respect to the Selected Comparable
Companies analysis and the Monarch data to which Donnelly Penman applied those results to arrive at the implied per share equity values.
32. Please explain the Liquidation Value disclosure. What specifically about the company and its business led the financial advisor to believe a liquidation analysis was not relevant?
33. Please explain the line-item "Multiple of Diluted EPS" in the table at the top of page 22. How did the financial advisor calculate this figure? What is its significance as a measuring point and what is the significance of the results obtained in relation to the financial advisor`s opinion?
34. We note that total book value and core deposit analysis, disclosed on page 22, do not seem to support either the board`s or the financial advisor`s conclusions. Please specifically describe the consideration Donnelly Penman gave to this matter and how the advisor was able to provide a fairness opinion in light of these results. Also, please expand the Recommendation of our Board of Directors, page 22, to disclose what consideration the Board gave to these results in making its determination as to fairness.
35. We note in the financial advisor`s opinion included as Appendix B that Donnelly Penman expressed its opinion as to the fairness, from a financial point of view, to the shareholders of the company, without limiting its opinion to unaffiliated security holders and without addressing the fairness to those security holders who will not be cashed out. In light of these facts, please address how any filing person relying on the Donnelly Penman opinion was able to reach the required fairness.

Recommendation of our Board of Directors, page 22
36. We note that the second positive factor for all unaffiliated stockholders, at the bottom of page 22, discusses the board`s retention of independent legal counsel. We note that the law firm retained was already the company`s law firm at the you`re your general counsel contacted it to obtain advice relating to, among other items, a going private transaction (page 13). Explain in your disclosure how this firm served as independent legal counsel.
37. Disclose how the board considered the fairness of the going private transaction given that some security holders, your employees, would not be affected by it.

Material U.S. Federal Income Tax Consequences of the Merger, page
29
38. Please relocate this discussion to appear before the description of "Certain Terms of the Merger."
39. We note your statement that the summary of material federal income tax consequences only a general summary. Please delete this statement, as it implies that you are not responsible for the disclosure in your proxy statement.

Selected Historical Financial Data, page 40
40. It appears you have chosen to comply with Item 1010(c) of Regulation M-A but you have not included a page for the pro forma required by Item 1010(c)(1) with respect to the year ended December
31, 2006. Please revise. Also, please provide the book value information as of the date of the most recent balance sheet. See
Item 1010(c)(5) of Regulation M-A.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3421.

						Sincerely,



						David S. Lyon
					Senior Financial Analyst



CC:	Via U.S. Mail and Fax:
	Timothy E. Kraepel, Esq.
	Howard & Howard Attorneys, P.C.
	39400 Woodward Avenue, Suite 101
	Bloomfield Hills, Michigan 48304-5151
	Phone (248) 645-1483
	Facsimile (248) 645-1568


Mr. D. L. Denney
Monarch Community Bancorp, Inc.
Page 1